                        [RACKSPACE.COM, INC. LETTERHEAD]





March 15, 2001




VIA EDGAR AND FACSIMILE


Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Rackspace.com, Inc.
         Request to Withdraw Registration Statement on Form S-1, as amended. File No. 333-33414

Ladies and Gentlemen:

         Rackspace.com, Inc., a Delaware corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form S-1, including all amendments and exhibits thereto (File No. 333-33414) (the "Registration Statement"), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on March 28, 2000, and thereafter amended. The Registration Statement is being withdrawn because of unfavorable market conditions. The Registration Statement was not declared effective by the Commission and no shares of common stock were sold pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Please provide the Company a facsimile copy of the order granting withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (210) 892-4329. Please also fax a copy to Daryl L. Lansdale, Jr. of Fulbright & Jaworski L.L.P., counsel to the Company, at (210) 270-7205.

         If you have any questions regarding this request for withdrawal, please contact Mr. Lansdale at (210) 270-9367.

Sincerely,

RACKSPACE.COM, INC.



By:  /s/ Graham M. Weston
   --------------------------
     Graham M. Weston
     Chief Executive Officer


cc:  A. Lanham Napier
     Daryl L. Lansdale, Jr.
     Christian G. Herff